Integra Resources Corp.

ANNUAL INFORMATION FORM

For Fiscal Year Ended December 31, 2018

April 25, 2019

FORWARD LOOKING STATEMENTS

This annual information form ("AIF" or "Annual Information Form") of Integra Resources Corp. ("Integra" or the "Company") contains "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  Forward-looking statements are included to provide information about management's current expectations and plans that allows investors and others to get a better understanding of the Company's operating environment, business operations and financial performance and condition.

Forward-looking statements include, but are not limited to, statements regarding planned exploration and development programs and expenditures, the estimation of Mineral Resources (as defined herein); proposed exploration plans and expected results of exploration from the DeLamar Project (as defined herein; Integra's ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; and currency and interest rate fluctuations.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objections, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved (or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements.  Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company's actual financial results, performance, or achievements to be materially different from those expressed or implied herein.  Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold and silver, anticipated costs and the Company's ability to fund its programs, the Company's ability to carry on exploration and development activities, the timing and results of drilling programs, the discovery of additional Mineral Resources on the Company's mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects, the costs of operating and exploration expenditures, the Company's ability to operate in a safe, efficient and effective manner and the Company's ability to obtain financing as and when required and on reasonable terms.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: (i) access to additional capital; (ii) uncertainty and variations in the estimation of Mineral Resources; (iii) health, safety and environmental risks; (iv) success of exploration, development and operations activities; (v) delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; (vi) delays in getting access from surface rights owners; (vii) the fluctuating price of gold and silver; (viii) assessments by taxation authorities; (ix) uncertainties related to title to mineral properties; (x) the Company's ability to identify, complete and successfully integrate acquisitions; and (xi) volatility in the market price of Company's securities.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  See the section entitled "Risk Factors" below for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward looking-statements contained herein are made as of the date of this Annual Information Form and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR at www.sedar.com.

INTRODUCTION

Defined Terms

In this AIF, the following terms have the meaning assigned to them below:

"AuEq" means gold equivalent, calculated as g Au/t + (g Ag/t ÷ 85);

"Banner" means Banner Mining and Milling Company;

"BLM" means the Bureau of Land Management;

"Board" means the board of directors of Integra;

"Brokered Offering" means the offering of Common Shares of the Company completed in November, 2018;

"Code" means Integra's Code of Business Conduct and Ethics;

"Common Shares" means common shares without par value in the capital of Integra;

"Consolidations" means the consolidations of the Common Shares described below under the heading "Consolidations";

"DeLamar Area" means the mineral claims forming part of the DeLamar Project acquired from Kinross USA pursuant to the DeLamar Purchase Agreement as well as proximate mineral interests acquired by the Company after the date of the DeLamar Purchase Agreement;

"DeLamar Project" means the Company's mineral project in Idaho as described in the DeLamar Report, comprising the DeLamar Area and the Florida Mountain Area;

"DeLamar Purchase Agreement" means a Stock Purchase Agreement dated September 18, 2017 among, inter alia, Kinross USA and Integra;

"DeLamar Report" means the NI 43-101 Technical Report described under "DeLamar Project";

"Earth Resources" means Earth Resources Corporation;

"Empire" means Empire Mining Company;

"Florida Mountain Area" means the mineral claims forming part of the DeLamar Project acquired from Empire and Banner pursuant to the Florida Mountain Purchase Agreements as well as proximate mineral interests acquired by the Company after the date of the Florida Mountain Purchase Agreements;

"Florida Mountain Purchase Agreements" means the asset purchase agreements, between Integra Holdings U.S. Inc. and Empire and Banner, respectively, executed in December 2017;

"Integra" or the "Company" means Integra Resources Corp.;

"Investor Rights Agreement" means an Investor Rights Agreement dated November 3, 2017 between Integra and Kinross USA;

"Kinross" means Kinross Gold Corp.;

"Kinross USA" means Kinross Gold U.S.A., Inc.;

"MDA" means Mine Development Associates, Inc.;

"NERCO" means NERCO Mineral Company;

"OBCA" means the Ontario Business Corporations Act;

"PEA" means a preliminary economic assessment within the meaning set out in NI 43-101;

"Special Warrants" means the special warrants of the Company issued on October 31, 2018; and

"TSX-V" means the TSX Venture Exchange.

Currency and Other Information

Unless otherwise indicated, all references to "$" in this AIF are to Canadian dollars and all references to "US$" in this AIF are to U.S. dollars.

The following table reflects the low and high rates of exchange for one United States dollar, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada noon spot rate of exchange for 2016 and 2017, and the daily exchange rate for 2018.

	Years Ended December 31,
	2018	2017	2016
Low for the period	$1.2288	$1.2128	$1.2544
High for the period	$1.3642	$1.3743	$1.4589
Rate at the end of the period	$1.3642	$1.2545	$1.3427
Average noon spot rate for the period	$1.2957	$1.2986	$1.3248

On April 25, 2019, the Bank of Canada daily exchange rate was US$1.00 - $1.3493.

Scientific and Technical Information

Set forth in Schedule "A" is a description of several scientific and technical terms used in this AIF.

Unless otherwise indicated, scientific and technical information in this AIF relating to the DeLamar Project has been reviewed and approved by E. Max Baker, PhD. (FAusIMM), Integra's Vice President Exploration, of Reno, Nevada, and a qualified person as defined in NI 43-101.

Consolidations

In January 2017, Integra effected a 5 for 1 consolidation of its Common Shares, followed by a 2.5 for 1 consolidation in August 2017 (collectively, the "Consolidations").  Unless otherwise noted, all references to number of Common Shares, warrants and stock options, as well as strike price and price per Common Share information in this AIF reflect the Consolidations.

CORPORATE STRUCTURE

Name, Address and Incorporation

Integra was incorporated under the OBCA on April 15, 1997 as Berkana Digital Studios Inc.  On December 4, 1998, the name of the Company was changed to Claim Lake Resource Inc. and on April 5, 2005, the Company completed a 2 for 1 consolidation and changed its name to Fort Chimo Minerals Inc. On January 1, 2009, the Company amalgamated with its wholly-owned subsidiary, Limestone Basin Exploration Ltd.  The amalgamated company continued to operate as Fort Chimo Minerals Inc.  On June 14, 2011, the Company completed a 5 for 1 consolidation and changed its name to Mag Copper Limited. The Company completed a 5 for 1 consolidation on September 2, 2015. In January 2017 and August 2017 Integra completed the Consolidations.  On August 11, 2017, the Company changed its name to Integra Resources Corp.

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6.

The Company delisted from the CSE on November 6, 2017, and commenced trading on the TSX-V on November 7, 2017, under the trading symbol "ITR". In January 2018, the Company began trading in the United States on the OTCQB under the stock symbol "IRRZF". The Company subsequently began trading on the OTCQX on May 1, 2018.

Unless otherwise noted or inconsistent with the context, references to Integra or the Company in this AIF are references to Integra Resources Corp and its subsidiaries.

Intercorporate Relationships

The following diagram illustrates the intercorporate relationships among Integra and its subsidiaries, as well as the jurisdiction of incorporation of each entity.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Integra is a mineral resource company engaged in the acquisition, exploration and development of mineral properties in the Americas. Its principal asset is the DeLamar Project, a mineral exploration project located in Idaho that formerly operated as a gold and silver mine. The DeLamar Project consists of the neighbouring DeLamar Area and Florida Mountain Area.

Three Year History

2016

In 2016 the Company held interests in early stage mineral exploration projects in Quebec and Ontario.  The Company had limited capital and conducted limited exploration work. The Company has since relinquished its interest in all of these projects.

2017

2017 was a transformational year for the Company, with the Company undertaking a series of events that has laid the foundation for its current business.  These events include the following:

Management & Board Changes

Commencing in August 2017, several changes were implemented to the Board and executive management team of the Company. These changes included the appointment of George Salamis as President and CEO, Stephen de Jong as Chairman and Andrée St-Germain as Chief Financial Officer and Corporate Secretary. Max Baker then joined the Company in October 2017 as Vice President, Exploration.  The Board was also reconstituted, with Stephen de Jong, joining in August 2017 and David Awram joining in November 2017.

Acquisition of DeLamar and Florida Mountain

In September 2017, Integra entered into a Stock Purchase Agreement (the "DeLamar Purchase Agreement") with Kinross USA, pursuant to which Integra agreed to acquire DeLamar Mining Company, a wholly-owned subsidiary of Kinross USA that owns the DeLamar Area and associated data and permits.  Integra agreed to pay to Kinross USA in consideration for the acquisition $7.5 million in cash, with $3 million paid at closing and $4.5 million represented by a promissory note due 18 months following closing, and issue Common Shares equal to 9.9% of all of the issued and outstanding Common Shares. The DeLamar Area is subject to a 2.5% NSR royalty payable to Kinross USA. The NSR royalty may be reduced to 1.0% upon Kinross USA receiving total royalty payments of $10 million. The promissory note maturity was subsequently extended from May 3, 2019 to November 3, 2019.

Pursuant to the terms of the DeLamar Purchase Agreement, Integra agreed to enter into an investor rights agreement with Kinross USA (the "Investor Rights Agreement"), pursuant to which Kinross USA is entitled at its election to appoint one director to the Board for so long as Kinross USA owns not less that 9.9% of the issued and outstanding Common Shares.  Further, as long as Kinross USA owns not less than 5% of the issued and outstanding Common Shares, Kinross USA has the right to participate in any future equity or equity-linked offerings by Integra in order to maintain its pro rata ownership interest.  Kinross USA also agreed to a lock-up of its Common Shares for a 12 month period following closing.

In November 2017, Integra and Kinross USA completed the purchase and sale transaction under the DeLamar Purchase Agreement and related transactions, including payment to Kinross USA of $3 million, issuance of the promissory note for the balance of the cash amount owing and issuance to Kinross USA of 5,545,987 Common Shares.

In December 2017, Integra entered into two asset purchase agreements (the "Florida Mountain Purchase Agreements") to acquire the Florida Mountain Area: one with Empire and one with Banner. The Florida Mountain Purchase Agreements provide for the transfer of the mineral claims and data representing the Florida Mountain Area to Integra Holdings U.S. Inc. in consideration for an aggregate cash payment of US$2 million.  Integra completed the purchases of the Florida Mountain Area with each of Empire and Banner in early 2018.

Resource Estimates

In October 2017, Integra completed an initial resource estimate on the DeLamar Project.  The estimate encompassed the DeLamar Area subject to the DeLamar Purchase Agreement, and in that estimate Integra reported an inferred resource of 117,934,000 tonnes grading 0.41 g/t gold and 24.34 g/t silver at a cut-off grade of 0.3 g/t AuEq, for 1,592,000 contained ounces of gold and 91,876,000 contained ounces of silver, or 2,673,000 ounces AuEq.

Financing Transactions

The Company completed three small financings between January and August 2017, raising an aggregate of approximately $1.8 million at successively increasing prices of $0.13, $0.14 and $0.25 and issuing just over 10 million Common Shares.  In May 2017, the Company also settled outstanding loan obligations owing to a related party of $0.8 million by issuing approximately 6.3 million Common Shares.

On October 30, 2017, Integra closed a $27.3 million brokered financing. The Company issued 32.1 million subscription receipts at a price of $0.85 per subscription receipt, with each subscription receipt converting into a Common Share upon closing of the DeLamar Purchase Agreement on November 3, 2017. GMP Securities L.P. acted as lead agent for the transaction, and Integra paid to the agents a cash fee of 6% of gross proceeds, excluding approximately $4.4 million sold to "president's list" subscribers, and issued broker warrants equal to 6% of subscription receipts issued, excluding subscription receipts issued to president's list subscribers, with each warrant exercisable into a Common Share at a price of $0.85 per warrant.

2018

Exploration and Resource Estimates

In 2018, Integra undertook the first year of modern exploration at DeLamar. In addition to completing over 20,000 meters of drilling, the Company more than doubled its land package, completed 3 kilometers of induced polarization surveys and commenced metallurgical test work.

In February 2018, Integra completed an updated resource estimate that included resources from the Florida Mountain Area.  This estimate added an additional 36,507,000 tonnes of inferred resources from the Florida Mountain Area grading 0.57 g/t gold and 14.12 g/t silver at a cut-off grade of 0.3 g/t AuEq, for 675,000 contained ounces of gold and 16.6 million contained ounces of silver, or 870,541 ounces AuEq.

Financing Transactions

On October 31, 2018, the Company closed an offering of 6,867,600 special warrants (the "Special Warrants") at an issue price of $0.80 per Special Warrant for gross proceeds of $5,494,080. The Company paid approximately $122,600 to certain finders in connection with this offering. The Company filed a short form prospectus and converted the Special Warrants into 6,867,600 free trading Common Shares, for no additional consideration, on November 15, 2018.

On November 6, 2018, the Company closed a brokered offering, which consisted of the issue of 14,375,000 Common Shares at an issue price of $0.80 per Common Share for gross proceeds of $11,500,000 under a short form prospectus. The Company paid the underwriters an aggregate cash fee of $600,000, plus an additional $90,000 in finder's fees.

Board Additions

The Company strengthened its Board in 2018 with the additions of Mr. George Salamis and Mr. Timo Jauristo in March 2018, and Ms. Anna Ladd-Kruger in December 2018.

Trends and Outlook

Integra continues to devote substantially all of its resources on advancing the DeLamar Project. Integra's 2019 exploration program is currently contemplated to include 6,000 meters of drilling at the DeLamar Area, 10,000 meters of drilling at the Florida Mountain Area, and 4,300 meters of drilling on newly acquired regional prospects well outside of the current resource areas. Drilling is expected be conducted throughout the entire year as most areas are drill accessible during the winter months. The Company expects to produce a revised resource estimate for the DeLamar Project in the second quarter of 2019.

Integra has also initiated a comprehensive metallurgical testwork program using McClelland Laboratories Inc. based in Reno, Nevada. The metallurgical studies are aimed at defining the ore processing characteristics for potential future development and production scenarios at the DeLamar Area and the Florida Mountain Area. Milling scenarios, including flotation and cyanidation, in addition to heap leach scenarios, and combinations of the two options, are being studied.  The results of these studies are intended to support preparation of a PEA on the DeLamar Project, which is currently scheduled for completion in the second half of 2019.

The Company may also pursue other mineral project acquisition opportunities from time to time as opportunities arise.

THE BUSINESS

General Overview

The primary focus of the Company is the advancement of its DeLamar Project, consisting of the neighboring DeLamar Area and Florida Mountain Area in the heart of the historic Owyhee County mining district in south western Idaho.  The management team comprises the former executive team from Integra Gold Corp.

Integra owns no producing properties and, consequently, has no current operating income or cash flow from the properties it holds, nor has it had any income from operations in the past three financial years. As a consequence, operations of Integra are primarily funded by equity financings.

Specialized Skills

Integra's business requires specialized skills and knowledge in the areas of geology, drilling, planning, implementation of exploration programs and compliance. To date, Integra has been able to locate and retain such professionals in Canada and the United States, and believes it will be able to continue to do so.

Competitive Conditions

Integra operates in a very competitive industry and competes with other companies, many of which have greater technical and financial facilities for the acquisition and development of mineral properties, as well as for the recruitment and retention of qualified employees and consultants.

Business Cycles

The gold sector is very volatile and cyclical. It has suffered significant declines since 2011. The financial markets for mining in general, and mineral exploration and development in particular, continued to be relatively weak through 2018. In addition to commodity price cycles and recessionary periods, exploration activity may also be affected by seasonal and irregular weather conditions in Idaho.

Environmental Protection Requirements

Integra's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, and the use of cyanide which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. Certain types of operations may also require the submission and approval of environmental impact assessments.

Environmental legislation is evolving in a manner that means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies including its directors, officers and employees.

The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Employees

During fiscal 2018, Integra had 20 employees, with eight based in Canada, one employee based in Denver, one employee in Reno, Nevada and ten employees on site in Idaho. During fiscal 2018, the Company relied on a third-party, EM Strategies, on a contract basis to provide services, management and personnel, to carry out its water treatment and environmental monitoring obligations on the DeLamar Project. EM Strategies employed six full-time employees and two part-time employees.

Foreign Operations

Mineral exploration and mining activities in the United States may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions may adversely affect Integra's business. Operations may be affected in varying degrees by government regulations with respect to restrictions on permitting, production, price controls, income taxes, expropriation of property, environmental legislation and mine safety.

Social and Environmental Policies

Integra has adopted a Code of Business Conduct and Ethics ("Code") that is intended to document the principles of conduct and ethics to be followed by employees, consultants, officers and directors of Integra. Its purpose is to:

  promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;
  promote full, fair, accurate, timely and understandable disclosure in reports and documents that Integra files with, or submits to, the securities regulators and in other public communications made by Integra;
  promote compliance with applicable governmental laws, rules and regulations;
  promote the prompt internal reporting to an appropriate person of violations of the Code;
  promote accountability for adherence to the Code;
  provide guidance to employees, officers and directors to help them recognize and deal with ethical issues;
  provide mechanisms to report unethical conduct; and
  help foster Integra's culture of honesty and accountability.

Integra expects all of its employees, officers and directors to comply at all times with the principles in the Code.

The Company also adopted a Safety, Environmental and Social Responsibility Policy to be followed by employees, consultants, officers and directors of Integra. Its purpose is to outline how Integra, together with its directors, officers, employees, consultants and contractors, will conduct its business in a safe and environmentally friendly manner and to the highest standards of corporate social responsibility.

Risk Factors

The Company is subject to a number of risks and uncertainties due to the nature of its business. The Company's exploration activities expose it to various financial and operational risks that could have a significant impact on its level of operating cash flows in the future. Readers are advised to study and consider risk factors stressed below.

The following are identified as the main risk factors affecting the Company.

Exploration and Development

Resource exploration and development is a speculative business and involves a high degree of risk.  There is no known body of commercial ore on the DeLamar Project.  There is no certainty that the expenditures to be made by Integra in the exploration of the DeLamar Project or otherwise will result in discoveries of commercial quantities of minerals.  The marketability of natural resources which may be acquired or discovered by Integra will be affected by numerous factors beyond the control of Integra. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Integra not receiving an adequate return on invested capital.

Financing Risks

Integra will require additional funding to conduct future exploration programs on the DeLamar Project and to conduct other exploration programs. If Integra's current exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it into commercial production.  In addition, Integra has fixed payment obligations but no source of revenue.  It must pay the $4.5 million outstanding amount owing to Kinross USA by November 2019, while the DeLamar Project requires reclamation work of close to US$1.0 to US$1.8 million per year for the foreseeable future, though this number is expected to decrease over time, all of which will need to be funded by Integra from available cash. The only sources of future funds presently available to Integra are the sale of equity capital, or the offering by Integra of an interest in its properties. There is no assurance that any such funds will be available to Integra on acceptable terms, on a timely basis or at all.  Failure to obtain additional financing on a timely basis could cause Integra to reduce or terminate its proposed operations and otherwise could have a material adverse effect on its business.

Limited Operating History

Integra has just undergone a complete transition of its management and Board. The Company has a limited operating history under this new team, and accordingly there is no prior operating history with the Company that can serve as a guide to the potential for its future success.  Moreover, Integra has just acquired the DeLamar Project, an asset that has substantially increased the nature and scale of the business of Integra. The integration of this new asset with a new management team imposes heightened risks related to the ongoing business prospects of Integra.

Volatility of Commodity Prices

The development of the Company's properties is dependent on the future prices of gold and silver. As well, should any of the Company's properties eventually enter commercial production, the Company's profitability will be significantly affected by changes in the market prices of gold and silver. Precious metals prices are subject to volatile price movements, which can be material and occur over short periods of time and which are affected by numerous factors, all of which are beyond the Company's control. Such factors include, but are not limited to, interest and exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, speculative trading, the costs of and levels of precious metals production, and political and economic conditions. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems, the strength of and confidence in the U.S. dollar (the currency in which the prices of precious metals are generally quoted), and political developments. The effect of these factors on the prices of precious metals, and therefore the economic viability of the DeLamar Project, cannot be accurately determined. The prices of gold and silver have historically fluctuated widely, and future price declines could cause the development of (and any future commercial production from) the DeLamar Project to be impracticable or uneconomic. As such, the Company may determine that it is not economically feasible to commence commercial production, which could have a material adverse impact on the Company's financial performance and results of operations. In such a circumstance, the Company may also curtail or suspend some or all of its exploration activities.

Limitations on the Mineral Resource Estimates

The Mineral Resource estimates on the DeLamar Project are estimates only. No assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified Mineral Resources will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of Mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material.  Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  The estimated Mineral Resources on the DeLamar Project should not be interpreted as assurances of commercial viability or of the profitability of any future operations.  Moreover, all of the resources are reported at an "inferred" level. Inferred Mineral Resources have a substantial degree of uncertainty as to their existence, and economic and legal feasibility.  Accordingly, there is no assurance that Inferred Mineral Resources reported herein will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

Reliance on Management

The success of the Company depends to a large extent upon its abilities to retain the services of its senior management and key personnel. The loss of the services of any of these persons could have a materially adverse effect on the Company's business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business.

No History of Earnings

Integra has no history of earnings or of a return on investment, and there is no assurance that the DeLamar Project or any other property or business that Integra may acquire or undertake will generate earnings, operate profitably or provide a return on investment in the future.  Integra has no capacity to pay dividends at this time and no plans to pay dividends for the foreseeable future.

Environmental Risks and Other Regulatory Requirements

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in imposition of fines and penalties.  In addition, certain types of operations, including any proposed development of the DeLamar Project, will require the submission and approval of environmental impact assessments.  Environmental legislation is evolving to stricter standards, and enforcement, fines and penalties for noncompliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has potential to reduce the profitability of operations.

There is the potential for substances or conditions existing on the DeLamar Project that would impose obligations on the Company under environment law arising from prior mining activities.  The mine on the property has been in closure for approximately 15 years with only modest ongoing reclamation obligations remaining and Integra has no indication of any latent environmental damage.  Nevertheless, the DeLamar Project was the source of historical mining activity going back over 100 years and any undiscovered issue existing on the property from those activities would likely be the responsibility of Integra.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current environmental laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities, or more stringent implementation thereof, could have a material adverse impact on Integra and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Permitting

Integra's mineral property interests are subject to receiving and maintaining permits from appropriate governmental authorities.  In particular, prior to any development of the DeLamar Project, Integra will need to receive numerous permits from appropriate governmental authorities including those relating to mining operations, occupational health, toxic substances, waste disposal, safety, environmental protection, land use and others.  There is no assurance that the Company will be able to obtain all necessary renewals of existing permits, additional permits for any possible future developments or changes to operations or additional permits associated with new legislation.  Further, failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing activities to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions.

Land Title

The acquisition of title to resource properties in this part of the western USA is a very detailed and time-consuming process.  No assurances can be given that there are no title defects affecting the properties in which Integra has an interest, particularly on the DeLamar Project.  The DeLamar Project includes areas with prospective exploration potential that lie on unpatented mining claims with a lengthy history of prior ownership and operations.  The DeLamar Project may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  Other parties may dispute title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by indigenous people.  Title may also be affected by undetected encumbrances or defects or governmental actions.  Integra has not conducted surveys of the DeLamar Project and the precise area and location of claims and other mineral rights may be challenged.  Integra may not be able to register rights and interests it acquires against title to applicable mineral properties.  An inability to register such rights and interests may limit or severely restrict Integra's ability to enforce such acquired rights and interests against third parties or may render certain agreements entered into by Integra invalid, unenforceable, uneconomic, unsatisfied or ambiguous, the effect of which may cause financial results yielded to differ materially from those anticipated.  Although Integra believes it has taken reasonable measures to ensure proper title to the DeLamar Project, there is no guarantee that such title will not be challenged or impaired.

Influence of Third Party Stakeholders

The mineral properties in which Integra holds an interest, or the exploration equipment and road or other means of access which Integra intends to utilize in carrying out its work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies.  In the event that such third parties assert any claims, Integra's work programs may be delayed even if such claims are not meritorious.  Such claims may result in significant financial loss and loss of opportunity for Integra.

Insurance

Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, ground or slope failures, fires, environmental occurrences and natural phenomena such as prolonged periods of inclement weather conditions, floods and earthquakes.  It is not always possible to obtain insurance against all such risks and Integra may decide not to insure against certain risks because of high premiums or other reasons.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to Integra's properties or the properties of others, delays in exploration, development or mining operations, monetary losses and possible legal liability.  Integra expects to maintain insurance within ranges of coverage which it believes to be consistent with industry practice for companies of a similar stage of development.  Integra expects to carry liability insurance with respect to its mineral exploration operations, but is not expected to cover any form of political risk insurance or certain forms of environmental liability insurance, since insurance against political risks and environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive.  Should such liabilities arise, they could reduce or eliminate future profitability and result in increasing costs and a decline in the value of the securities of Integra.  If Integra is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.  The lack of, or insufficiency of, insurance coverage could adversely affect Integra's future cash flow and overall profitability.

Significant Competition for Attractive Mineral Properties

Significant and increasing competition exists for the limited number of mineral acquisition opportunities available.  Integra expects to selectively seek strategic acquisitions in the future, however, there can be no assurance that suitable acquisition opportunities will be identified.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than Integra, Integra may be unable to acquire additional attractive mineral properties on terms it considers acceptable.  In addition, Integra's ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to Integra may be limited by the number of attractive acquisition targets, internal demands on resources, competition from other mining companies and, to the extent necessary, Integra's ability to obtain financing on satisfactory terms, if at all.

Community Relationships

The Company's relationships with the community in which it operates are critical to ensure the future success of its existing operations and the construction and development of its project. While the Company is committed to operating in a socially responsible manner, there is no guarantee that its efforts will be successful, in which case interventions by third parties could have a material adverse effect on the Company's business, financial position and operations.

Share Price Fluctuations

In recent years, capital markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development-stage companies such as the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual fluctuations in price will not occur.

Integra's Operations are Subject to Human Error

Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage Integra's interests, and even when those efforts are successful, people are fallible and human error could result in significant uninsured losses to Integra.  These could include loss or forfeiture of mineral claims or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort Integra might undertake and legal claims for errors or mistakes by Integra personnel.

Conflicts of Interest

Certain directors and officers of Integra are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of Integra.  Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of Integra.  Directors and officers of Integra with conflicts of interest will be subject to the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

Currency Fluctuations

The Company's operations in the U.S. make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company's financial position and results.  The Company reports its financial results in Canadian dollars with the majority of transactions denominated in U.S. dollars.  As the exchange rates between the U.S. dollar fluctuate against Canadian dollar, the Company will experience foreign exchange gains or losses.  The Company does not use an active hedging strategy to reduce the risk associated with currency fluctuations.

Disclosure Controls and Procedures

TSX-V-listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"). In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of: (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's IFRS. The Company's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding the absence of misrepresentations and fair disclosure of financial information. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement, on a cost-effective basis, DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

DELAMAR PROJECT

The bulk of the information in this section is derived from the Technical Report and Resources Estimate for the DeLamar and Florida Mountain Gold - Silver Project, dated March 20 2018 (the "DeLamar Report") prepared by Michael M. Gustin, C.P.G., and Steven I. Weiss, C.P.G., of Mine Development Associates ("MDA"), which has been filed with Canadian securities regulatory authorities and prepared pursuant to NI 43-101.  The DeLamar Report is available for review under the Company's issuer profile on SEDAR at www.sedar.com.  Mr. Gustin and Mr. Weiss are qualified persons under NI 43-101.

Project Description, Location and Access

The DeLamar Project consists of 700 unpatented lode, placer, and mill site claims, and 18 tax parcels comprised of patented mining claims, as well as certain leasehold and easement interests, that cover approximately 6,726 hectares in southwestern Idaho, approximately 80 kilometers southwest of Boise. The property includes 396 acres leased from the State of Idaho, and this state lease is subject to a 5.0% production royalty of gross receipts.  The property is located within portions of the historical Carson (Silver City) mining district, and it includes the formerly producing DeLamar mine last operated by Kinross.  The total annual land-holding costs paid in 2018 was $268,503 (US$196,821), which included Advance Minimum Royalties payments, lease payments to the Idaho Department of Lands, land access lease payments to landholders and BLM claim fees. That cost is expected to increase to approximately $454,861 (US$333,427) in 2019, as the Company significantly increased its land package in 2018.  All mineral titles and permits are held by DeLamar Mining Company and by Integra Holdings U.S. Inc., each an indirect wholly-owned subsidiary of Integra.  A 2.0% NSR royalty is payable to a predecessor owner of 101 of the unpatented claims.  There are also four lease agreements covering five of the patented claims that include NSR royalty obligations of 2.5% to 5.0%. Kinross has retained a 2.5% NSR royalty that applies to those portions of the DeLamar Deposit claims that are unencumbered by the royalties outlined above. The Kinross royalty may be reduced to 1.0% upon Kinross receiving total royalty payments of $10,000,000. The DeLamar Project open-pit mine areas have been in closure since 2003.  Even though a substantial amount of reclamation and closure work has been completed at the site, there remain ongoing water management activities, monitoring and reporting. The Company's reclamation and remediation bonds, which are secured with surety bonds, are as follows: US$2,778,929 ($3,791,015) with the Idaho Department of Lands, US$100,000 ($136,420) with the Idaho Department of Environmental Quality, and US$51,500 ($70,256) with the Bureau of Land Management.

Further detail about unpatented claims acquired over the course of 2018 is set forth below under "Exploration and Development".

Environmental Liabilities and Permitting

The 1977 - 1998 DeLamar mine consisted of the DeLamar mine, located in the DeLamar Area, as well as open pit mining operations in the Florida Mountain Area.  The DeLamar mine facilities, specifically the historical Sommercamp and North DeLamar open pits, incorporate essentially all the historical underground mining features (adits and dumps) in the vicinity.  In the Florida Mountain Area, many historical underground mining features remain to the north of the Florida Mountain open pits and waste rock dump, and several of these historical underground mining features are located within the DeLamar Project area, including collapsed adits, dumps and collapsed structures.  None of these features have water draining from them.

The DeLamar mine has been in closure since 2003.  Since 2003, the following reclamation and closure activities have been conducted on the DeLamar Project:

  Tailings pond de-watered and capped with clay and soil.
  Two waste piles regraded and capped with clay and soil.
  Heap-leach pad removed.
  Much of the reclaimed surface includes an engineered cover consisting of two feet (61 centimeters) of compacted clay, 10 inches (25.4 centimeters) of non-acid generating run-of-mine material, and 8 inches (20.3 centimeters) of suitable plant growth media.
  The DeLamar mine facilities include four primary pit areas.  These are the North DeLamar, Sommercamp - Regan (including South Wahl), and Glen Silver pits, which are partially backfilled and clay capped to allow for positive drainage.
  The Florida Mountain Area includes the Jacobs Gulch waste-rock dump, which has been regraded and reclaimed, and the Tip-top, Stone Cabin, and Black Jack pits, which have been partly back-filled.
  The DeLamar mine is in the closure phase with the Idaho Department of Lands ("IDL") and activities that focus on water management.
  Water management includes collection of water at four primary collection and pumping stations referred to as Meadows, SP5, Spillway, and SP1. There are also two ancillary pumping stations at Adit 16 and SP14.
  The collection stations route water to a primary lime amendment facility and a smaller caustic drip facility.  Water passing through the lime amendment plant is routed to a storage pond and seasonally released at a nearby land application site.

The DeLamar Project includes the following primary permits: two Plans of Operation, one with the BLM, and one with the Idaho Department of Lands. In addition, the DeLamar Mining Company holds a Cyanidation Permit from the Idaho Department of Environmental Quality, an Air Quality Permit, a Dam Safety Permit from the Idaho Department of Water Resources and a 2015 Multi-Sector General Permit, Storm Water Permit and a Ground Water Remediation Permit from the United States Environmental Protection Agency.

Even though a substantial amount of reclamation and closure work has been completed at the site, there remain ongoing water-management activities and monitoring and reporting.  The monitoring and reporting activities include: stream water quality and benthic, air quality, and quality assurance and control. Water-management activities consist of an annual cycle of winter and spring storage and then summer and fall treatment and land application discharge.

History

Total production of gold and silver from the DeLamar Project area is estimated to be approximately 1.3 million ounces of gold and 69 million ounces of silver from 1891 through 1998.  This includes an estimated 1.025 million ounces of gold produced from the original DeLamar underground mine and the later DeLamar open-pit operation.  At Florida Mountain, nearly 260,000 ounces of gold and 18 million ounces of silver were produced from the historic underground mines and late 1990s open-pit mining.

Mining activity began in the DeLamar Project area when placer gold deposits were discovered in 1863 in Jordan Creek, just upstream from what later became the town site of DeLamar.  During the summer of 1863, the first silver-gold lodes were discovered in quartz veins at War Eagle Mountain, resulting in the initial settlement of Silver City.  Between 1876 and 1888, significant silver-gold veins were discovered and developed in the district, including underground mines at DeLamar Mountain and Florida Mountain.  From the late 1800s to early 1900s, a total of 553,000 ounces of gold and 21.3 million ounces of silver were reportedly produced from underground mines in the DeLamar Project property.

The mines in the district were closed in 1914 and very little production took place until the 1930s, when gold and silver prices increased.  Placer gold was recovered from Jordan Creek from 1934 to 1940, and in 1938 a 181 tonne-per-day flotation mill was constructed to process dumps from the DeLamar mine.  The flotation mill reportedly operated until the end of 1942.

During the late 1960s, the district began to undergo exploration for near-surface, bulk-mineable gold and silver deposits and in 1977 a joint venture operated by Earth Resources Corporation ("Earth Resources") began production from an open-pit, milling and cyanide tank-leach operation at DeLamar Mountain, known as the DeLamar mine.  In 1981, Earth Resources was acquired by the Mid Atlantic Petroleum Company, and in 1984 and 1985 the NERCO Mineral Company ("NERCO") successively acquired the entire joint venture to operate the DeLamar mine with 100% ownership. NERCO was purchased by the Kennecott Copper Corporation in 1993.  Two months later in 1993, Kinross acquired a 100% interest in the DeLamar mine and property, and Kinross operated the mine, which expanded to the Florida Mountain area in 1994.  Mining ceased in 1998 and milling ceased in 1999.  Mine closure activities commenced in 2003; with closure and reclamation were nearly completed by 2014, including removal of the mill and other mine buildings, and drainage and cover of the tailings facility.

Total open-pit production from the DeLamar Project from 1977 through 1998, including the Florida Mountain operation, is estimated at approximately 750,000 ounces of gold and 47.6 million ounces of silver.  From start-up in 1977 through to the end of 1998, open-pit production in the DeLamar Area totaled 625,000 ounces of gold and about 45 million ounces of silver.  This production came from a number of pits developed at the Glen Silver, Sommercamp (including Regan), and North DeLamar. In 1993, the DeLamar mine was operating at a mining rate of 27,216 tonnes per day, with a milling capacity of about 3,629 tonnes per day.  In 1994, Kinross commenced open-pit mining at Florida Mountain while continuing production from the DeLamar mine.  The ore from Florida Mountain, which was mined through 1998, was processed at the DeLamar facilities.  Florida Mountain Area production in 1994 through 1998 totaled 124,500 ounces of gold and 2.6 million ounces of silver.

Modern Historical Gold and Silver Processing and Recoveries

The most relevant mineral processing and recovery information is derived from the results of the DeLamar mine operation that began in 1977.  Processing was done by crushing, grinding, and tank leaching with cyanide, followed by precipitation with zinc dust and in-house smelting of the precipitate to produce silver-gold doré.  Records show that from 1977 through 1992, the mill processed 11.686 million tonnes of ore with average head grades of 1.17 grams Au/tonne and 87.1 grams Ag/tonne. During this 15-year period, the mill recovered, on average, 96.2% of the contained gold and 79.5% of the contained silver.  The historical mill feed during this period included oxidized, partly oxidized, and unoxidized (sulfide) materials, but no records were found that quantify the tonnages and grades of the different oxidation material types processed or their respective gold and silver recoveries.

Historical Resource and Reserve Estimations

The estimates described in this subsection are presented herein as an item of historical interest with respect to historical open-pit mining and exploration at DeLamar.  The historical estimations presented below are considered relevant because they represent an "ore reserve" that formed the basis of the initial open-pit mining, "reserves" estimated at the time of Kinross' acquisition of the mining operations, and "resources" estimated at the time of closure of the open-pit mining operations.  The classification terminology is presented as described in the original references, but it is not known if they conform to the meanings ascribed to the Measured, Indicated, and Inferred Mineral Resource classifications, or Proven and Probable Reserve classifications, by the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM Definition Standards). The authors of the DeLamar Report have not done sufficient work to classify these historical estimates as current Mineral Resources or Mineral Reserves, and Integra is not treating these historical estimates as current Mineral Resources or Mineral Reserves. Accordingly, these estimates should not be relied upon.

The first reported historical "ore reserve" was presented in a 1974 feasibility study prepared by the Exploration Division of Earth Resources. A total of 4.124 million tonnes of "ore reserves" with average grades of 142.29 grams Ag/tonne and 1.58 grams Au/tonne, for about 18.8 million silver ounces and 210,000 gold ounces, were estimated for the Sommercamp and North DeLamar zones.

At the time of the Kinross acquisition of the DeLamar operations and properties in 1993, the end-of-year 1992 reserves for the DeLamar mine area were estimated by Elkin (1993) at approximately 9.335 million tonnes with average silver and gold grades of 55.86 grams Ag/tonne and 0.72 grams Au/tonne. Following the cessation of mining at the end of 1998 due to low metal prices, Kinross reported estimated resources and no reserves of 8.406 million tonnes with average silver and gold grades of 32.05 grams Ag/tonne and 1.25 grams Au/tonne, respectively.

In October, 2017 Integra produced an initial Mineral Resource estimate on the DeLamar Project.

Geological Setting and Mineralization

The DeLamar Project is situated in the Owyhee Mountains near the east margin of the mid-Miocene Columbia River - Steens flood-basalt province and the west margin of the Snake River Plain. The Owyhee Mountains comprise a major mid-Miocene eruptive center, generally composed of mid-Miocene basalt flows intruded and overlain by mid-Miocene rhyolite dikes, domes, flows and tuffs, developed on an eroded surface of Late Cretaceous granitic rocks.

Earth Resources and NERCO geologists defined a local volcanic stratigraphic sequence in the DeLamar Area and Florida Mountain Area. The DeLamar Area and mineralized zones are situated within an arcuate, nearly circular array of overlapping porphyritic and flow-banded rhyolite flows and domes that overlie cogenetic, precursor pyroclastic deposits erupted as local tuff rings.  The porphyritic and banded rhyolite flows and domes were interpreted to have been emplaced along a system of ring fractures developed above a shallow magma chamber that supplied the erupted rhyolites. This magma chamber was inferred to have been intruded within a northwest flexure of regional north-northwest trending Basin and Range faults.  At the Florida Mountain Area, flow-banded rhyolite flows and domes cap a sequence of pyroclastic units that overlie basaltic lava flows.

Gold-silver mineralization has been recognized in two types of deposits: within (i) relatively continuous, quartz-filled fissure veins that were the focus of late 19th and early 20th century underground mining, hosted mainly in the basalt and granodiorite, and to a lesser degree in the overlying rhyolite; and (ii) broader, bulk-mineable zones of closely-spaced quartz veinlets and quartz-cemented hydrothermal breccia veinlets that are individually continuous for only a few feet laterally and vertically, and of mainly less than 1.3 centimeters in width.  This second type of mineralization was mined in the open pits of the late 20th century DeLamar and Florida Mountain operations, hosted exclusively within the rhyolite.

The fissure veins mainly strike north to northwest and are filled with quartz accompanied by variable amounts of adularia, sericite or clay, ± minor calcite. Much of the quartz is massive, but some has drusy or comb structure and a lamellar variety is locally abundant. Vein widths vary from a few centimeters to several meters, but the veins persist laterally for as much as several hundreds of meters. Principal silver and gold minerals are naumannite, aguilarite, argentite, ruby silver, native gold and electrum, native silver, cerargyrite, and acanthite. Variable amounts of pyrite and marcasite, and minor chalcopyrite, sphalerite, and galena occur in some veins.

The bulk mineable type of mineralization has been delineated in four broad, lower-grade zones, two of which overlap and are centered on fissure veins. This type of mineralization has been described as zones of closely spaced veinlets and fracture fillings in porphyritic rhyolite. Most of the veinlets are less than 5 mm in width and have short lengths that are laterally and vertically discontinuous. Small veins can form pods or irregular zones up to 1 to 2 centimeters wide that persist for several centimeters before pinching down to more restricted widths. In highly silicified zones, porphyritic rhyolite is commonly permeated by anastomosing microveinlets typically less than 0.5 millimeters wide. Vein gangue minerals consist mainly of quartz, with minor amounts of adularia. Naumannite, acanthite and acanthite-aguilarite solid solution are the principal silver minerals, with lesser amounts of argentopyrite, Se-bearing pyrargyrite, Se-bearing polybasite, cerargyrite, Se-bearing stephanite, native silver, and native gold. Minor Se-bearing billingsleyite, pyrostilpnite, and Se-bearing pearceite have also been reported. Ore minerals are generally very fine grained.

In the flow banded rhyolite, scattered zones of mineralized breccia occur most frequently near the base of the unit. These breccias consist of close-packed angular fragments of flow-banded rhyolite in a chalcedonic matrix and crosscut flow layering. Larger bodies of breccia, interpreted as volcanic vent breccias, contain narrow zones of hydrothermal breccia associated with mineralization.

Deposit Type

Based upon the styles of alteration, the nature of the veins, the alteration and vein mineralogy, and the geologic setting, the gold and silver mineralization at the DeLamar Project is best interpreted in the context of the volcanic-hosted, low-sulfidation type of epithermal model. This model has its origins in the DeLamar - Silver City district, where it was first developed by Lindgren (1900) based on his firsthand studies of the veins and altered wallrocks in the DeLamar and Florida Mountain mines. Various vein textures, mineralization, and alteration features, and the low contents of base metals in the district are typical of what are now known as low-sulfidation epithermal deposits world-wide. The host-rock setting of mineralization at the DeLamar Project is similar to the simple model shown in the Figure below, with the lower basalt sequence occupying the stratigraphic position of the volcano-sedimentary rocks shown below. The Milestone portion of the district appears to be situated within and near the surficial sinter terrace in this model.

Schematic Model of a Low-Sulfidation Epithermal Mineralizing System

Many other deposits of this class occur within the Basin and Range province of Nevada, and elsewhere in the world. Some well-known low-sulfidation epithermal gold and silver properties with geological similarities to the DeLamar Project include the past-producing Castle Mountain mine in California, as well as the Rawhide, Sleeper, Midas, and Hog Ranch mines in Nevada. The Midas district includes selenium-rich veins similar to, but much richer in calcite, than the veins known in the DeLamar Project. At both DeLamar and Midas, epithermal mineralization took place coeval with rhyolite volcanism, and shortly after basaltic volcanism, during middle Miocene time.

Exploration

Since the acquisition of the DeLamar Project in 2017, Integra has completed roughly 1.5 years of advanced exploration work on the project.  The Company has drilled approximately 31,600 meters with the objectives of validating the existing inferred resource and expanding the resource on various boundaries. Other work has included IP/Resistivity surveys, soil sampling programs, exhaustive historic data compilation, geochemistry work, and LIDAR. Further information about the program is set forth below under "Exploration and Development".

Drilling, Database and Data Verification

At the time of writing, with a drill program currently underway, Integra has drilled roughly 31,600 meters in 96 drill holes. This drill data is managed by a GIS specialist employed by the Company.  A summary of the results of the drill program is set forth below under "Exploration and Development".

Integra is aware of a total of 2,622 drill holes drilled the DeLamar Project by previous owners for a total of 276,627 meters. Nearly all of this drilling was done using conventional rotary and RC rotary methods from 1966 to 1998.

The current drill-hole database is comprised of information derived from 2 sources: Integra's own drill programs, that are ongoing, as well as the 2,622 historical holes that form the basis for the current resource estimates. This latter database was created by MDA using original DeLamar mine digital database files obtained from the current mine site. The original mine-site information was then subjected to various verification measures, the primary one consisting of auditing of the digital data by comparing the drill-hole collar coordinates, hole orientations, and analytical information in the database against historical paper records in the possession of Integra.  A total of 404 drill holes, representing 15% of the total, were randomly chosen for auditing. Discrepancies between the database and paper records that are unrelated to the treatment of lower-than-detection-limit results, or unanalyzed intervals, were found in only nine of the 7,758 assay sample intervals audited, and less than half of these discrepancies are material.

Approximately 74% of the drill holes in the DeLamar Project were vertical. In contrast, at the Florida Mountain Area only about 9% of the drill holes were vertical.  None of the conventional rotary holes were angled in either area. A combined total of 106 holes were drilled using diamond-core methods for a total of 10,845 meters, or 3.9% of the overall meters drilled. The median down-hole depth of all holes in the DeLamar Area is 91 meters, and the median depth in the Florida Mountain Area is 123 meters.

In some cases, available drilling records were not dated, but the operator was recorded and the year drilled was bracketed within a range based on in-sequence hole numbers that have dated records. For 39 drill holes in the DeLamar Area, the operator was not recorded and the drilling year could only be bracketed to a range that overlapped both Earth Resources' and NERCO's drilling. A total of 64 drill holes with undated records could not be bracketed to a particular year or operator. The authors of the DeLamar Report believe further research of available archived reports and project files may fill in some of the gaps in dates and operators.

Sampling, Analysis and Security

During the 2018 and 2019 drilling campaign, the Company undertook sampling and analysis procedures for both PQ core and RC core.  For PQ core, sample breaks were no less than 15 centimeters (subject to two exceptions), but would vary in length depending on changes in lithology, alteration, oxidation, and mineralization .  In runs with little to no visible signs of Mineralization, sample sizes could be as long as 305 centimeters.  Samples were split using a diamond core saw with ½ of the sample remaining in the core tray and the other 1/2 sample being sent for assay.  For RC core, two samples were collected every 152 centimeters.  One sample was sent for assay while the other was retained for metallurgical work.

A standard QA/QC program for core was implemented using standards and blanks inserted so that at least every 10th sample was an alternating standard or blank.  Additional blanks were inserted immediately after zones of apparent high-grade mineralization as needed.  QA/QC for the RC samples was implemented using standards and blanks inserted so that every 10th sample was a standard and duplicate or a blank.  Standards for both core and RC were selected based on the oxidization state of the sample and visually estimated grade.  Blank material was collected from an onsite basalt quarry and standards were purchased from commercial sources.  All quality control materials from the laboratory (duplicates, standards, blanks) and those sent with the field samples (duplicate, standards, blanks) were graphed to check for errors, bias and skews in the assay results.

Samples were split, bagged and stored in a restricted access location on site. Assay samples were delivered to American Assay Labs ("AAL") in Sparks, Nevada.  AAL's assay procedures included drying the samples at 85 °C.  They were then crushed and rolled, followed by a Jones Riffle split of 1 kilogram, with half used for analysis and half returned to Integra.  A ring mill pulverize split to 85% -150 mesh was done before analysis.  Samples were assayed for gold using FA-PB60 with an over limit of Au >5ppm FA-PBSF and additional metals using ICP-5A+Hg.

The authors of the DeLamar Report are not aware of sample-preparation procedures or sample-security protocols employed prior to the start-up of open-pit mining operations in 1977, although report that further detailed reviews of historical documentation may yield such information in the future.

According to one historical report from 1993, sample preparation procedures at the mine laboratory had remained relatively constant up to the date of such ore-reserve report. Drill cuttings were split at the drill site to obtain samples weighing approximately 4.5 kilograms. When received at the mine laboratory, the samples were dried and crushed to -10 mesh.  Splits of 150 milliliter volumes were then pulverized to pulps with 90% passing 100 mesh.  At the date of the 1993 report, one-assay-ton (30-gram) aliquots were taken from these pulps for assaying.  Prior to the opening of the mine in April 1977, all gold and silver analyses of drill-hole samples consisted of fire assays completed by commercial laboratories, primarily Union Assay Office.

Upon opening mining operations in April 1977, all ore-control (blast-hole) samples and the majority of samples from exploration and development drilling were assayed at the DeLamar mine laboratory. Until approximately 1988, these in-house assays were done by atomic absorption (AA) methods. From approximately 1988 through to the end of the open-pit mining operations, all analyses by the mine laboratory were completed using standard fire-assay methods.  Records reviewed by the authors of the DeLamar Report reveal that some samples during this period were analyzed by Chemex Laboratories, Inc., Legend Inc. and Western Laboratories.

Repeat fire assays by the mine laboratory of samples prior to 1988 that were originally analyzed by AA at the mine laboratory showed that the silver AA results were consistently lower than the fire assays, sometimes significantly lower, although fire-assay checks of the AA gold results were stated to have compared well.  Sometime in 1980, the mine instituted a much more systematic check-assay program, whereby sets of silver-mineralized samples from each mine area, as defined by mine AA analyses, as well as from certain ranges of mine benches within a mine area, were selected for checking by fire assay.  The systematic fire-assay check program was continuously monitored, with changes to the silver adjustment factors occurring frequently.  Documents reviewed by the authors of the DeLamar Report indicate that the factor was subject to modification as frequently as once monthly for each active mining or developmental drilling area.

The authors of the DeLamar Report are unaware of any specific sample-security protocols undertaken during the various drilling programs at the DeLamar Project. However, approximately 75% of the drill data in the project database is derived from drilling undertaken after the open-pit mining operations had initiated. It is very likely that all of the drilling and sampling completed during the mining operations was undertaken in areas of controlled access.

Quality Assurance/Quality Control Programs and Data Verification

According to the 1974 historical feasibility study (Earth Resources, 1974), the Union Assay results obtained prior to the initiation of open-pit mining were checked by sending composites of Union Assay pulps, splits of drill core, and Union Assay coarse rejects to the following laboratories: Southwestern Assayers and Chemists in Tucson, Arizona; Skyline Laboratories in Denver, Colorado; Western Laboratories in Helena, Montana; Hazen Research in Golden, Colorado; and Earth Resources' laboratory in Cuba, New Mexico.  The various check samples were analyzed by either fire assay or atomic-absorption methods.  An evaluation of the check assaying program led to the conclusion that, "Some variation does exist between the different firms, and since all are generally quite reliable, it is really impossible to determine which one is the best; fortunately, the variations are within reason and appear to fall within a normal and acceptable range of difference."  The various check-assay results from this program are presented in that feasibility report.

The DeLamar Report authors note that repeat (check) assays were routinely run at the mine laboratory.  All samples with silver values in excess of 10 ounces per ton (343 grams per tonne) or gold values greater than 0.1 ounces per tonne (3.43 grams per tonne) were resubmitted to the mine laboratory for check assaying.  The assay pulp and a separate split from every fourteenth sample were also resubmitted to the mine laboratory on a routine basis.  Duplicate samples were not being sent to outside laboratories.  The authors did not find detailed documentation of the check analyses programs, and therefore could not independently evaluate the results.

During 1997, Kinross shipped a total of 1,134 pulps of exploration RC drill samples from Florida Mountain to Legend Inc., in Reno, Nevada, for check assaying of gold and silver. The samples had apparently been crushed, split, and pulverized in the DeLamar mine laboratory. At Legend Inc., the pulps were analyzed by fire-assay fusion with gravimetric finish using 30-gram aliquots.

No samples were collected from the DeLamar Project for verification purposes by the authors of the DeLamar Report. Gold and silver production from the historical underground mines and more recent open-pit operations is publicly documented and, the authors determined that independent sampling for the purposes of verifying the DeLamar Mineralization was unnecessary.

The authors have verified that the DeLamar Project data are acceptable to support the estimation of inferred mineral resources. This conclusion is further supported by the fact that: (i) no significant issues were identified by the auditing of the drill-hole data; and (ii) the historical drilling data formed the basis of a commercial mine that operated successfully over an extended time period.

Mineral Processing and Metallurgical Testing

Integra began a comprehensive metallurgical test-work program in the third quarter of 2018.  The metallurgical sampling and testwork program is being conducted by McClelland Laboratories, Inc. in Reno, Nevada, under the supervision of Jack McPartland, Metallurgist/Vice President Operations at McClelland Laboratories, Inc. The test-work is aimed to address three main objectives in support of an upcoming PEA: to establish the milling characteristics of mineralization from the DeLamar and Florida Mountain Areas; to establish the amenability of different mineralization types from both Areas to potential heap leaching; and to provide the Company with information to establish future "trade-off" parameters of using one or both of the above means of gold-silver extraction on the project.  A description of results of testing to date is set forth below under "Exploration and Development".

DeLamar Area Mill Production 1977-1992

The most useful information with respect to mineral processing of DeLamar Area gold-silver Mineralization by milling and subsequent cyanide leaching is derived from mill production records from the historical open-pit mining operations from 1977 through to the end of 1992. All ore during this time period was mined from the DeLamar Area and was processed by crushing, grinding, and cyanide leaching, followed by precipitation with zinc dust and in-house smelting of the precipitate to produce silver-gold doré.  The doré was estimated to contain 89% silver and 2% gold.  After leaching, the solids were concentrated in a series of five thickening tanks and then pumped to a tailings impoundment. During mine closure the tailings were partially dewatered and capped with layers of clay and soil as part of the mine reclamation program.

The DeLamar Area produced 421,300 ounces of gold and about 26 million ounces of silver from 1977 through 1992 from 11.686 million tonnes of ore processed with average mill head grades of 1.17 grams Au/tonne and 87.1 grams Ag/tonne.  The data demonstrate mill recoveries during the first 15 years of mine operation averaged 96.2% for gold and 79.5% for silver.  It was further noted in a 1993 report by Elkin that, "Based on historical records and laboratory testing, the metallurgical recovery of gold is projected to be about 94 percent and 77 percent for silver."

The DeLamar Report authors believe that the historical mill feed processed from 1977 through 1992, as summarized above, included oxidized, partly oxidized, and unoxidized (sulfide) materials. No records could be found that quantify the tonnages and grades of the different oxidation material types processed or their respective gold and silver recoveries.

Cyanide Heap-Leach Pad 1987 - 1990

NERCO constructed a cyanide heap-leach pad, which was in operation for the last quarter of 1987 until the final quarter of 1990, using low-grade run-of-mine material dumped by truck and ripped to provide permeability. The material size was reported to be approximately 70% at >20 centimeters (>8 inch).  Records indicate that NERCO stacked approximately 2.3 million tonnes of material on the pad with an average grade of 31.78 g/t Ag and 0.41 g/t Au (2,227,571 contained ounces of silver and 28,836 contained ounces of gold), and recovered 173,281 ounces of silver and 11,683 ounces of gold, for respective recovery rates of 8% Ag and 41% Au.  Factors such as fragment size, heap permeability, climate, and the degree of oxidation of the leached material are likely to have contributed to the overall metal recoveries.  The pad and stacked material became unstable and began to collapse in mid-1990. Quarterly production records indicate no material was placed on the heap after the second quarter of 1990. In early 1991, the entire heap was removed and placed into the tailings facility.

Florida Mountain Column Leach Test

NERCO conducted column-leach tests in the 1980s using mineralized material from Florida Mountain.  The results from the initial tests are reported below.  The tests were run for 60 days with crush sizes of one-inch and 0.5 inches.  Neither Integra nor the authors of the DeLamar Report have been able to determine the column diameters or oxidation state of the material.  Test results are reported below.

NERCO Florida Mountain Column-Leach Tests

(from Statter, 1989)

Florida Mountain Area	Crush Size	Calc Head Grade		Reagents lb/ton		Metal Extraction %
	(inches)	Ag oz/ton	Au oz-ton	NaCN	Lime	Ag	Au
Sullivan	-1	0.248	0.017	2.2	6	41.9	82.3
Sullivan	-1/2	0.227	0.018	2.2	6	53.8	82
Stone Cabin LG	-1	0.255	0.009	1.8	5.2	45.2	85.1
Stone Cabin LG	-1/2	0.317	0.01	1.9	5.2	43.1	84.5
Stone Cabin LG	-1	0.455	0.047	2.1	5.2	39.3	78.1
Stone Cabin LG	-1/2	0.42	0.043	2.3	5.3	47.6	84.3
Clark HG	-1	0.144	0.007	1.8	5.3	37.5	52
Clark HG	-1/2	0.127	0.007	2.2	5.4	53.6	83.7
Clark HG	-1	0.413	0.025	2.2	5.4	36.4	38.7
Clark HG	-1/2	0.446	0.023	2	5.3	48.9	59.3

Additional column-leach tests were conducted by NERCO in 1988 at the DeLamar mine laboratory with drill-core and mine-dump samples from the Stone Cabin area, and samples from a trench at the Tip Top area.  The tests were run for 56 and 60 days with material crushed from 70% at minus 0.25 inches, to minus two inches, as summarized in the table below.  Neither Integra nor the DeLamar Report authors are aware of the column diameter(s) or the oxidation state of the material tested.

Second NERCO Florida Mountain Column-Leach Tests

(from Hampton, 1988 compiled by Integra, 2017)

Area / Type	Crush Size	Calculated Head Grade		Duration	Adjusted Metal Extraction
		Ag oz/ton	Au oz-ton	Days	Ag %	Au %
Stone Cabin Dump	1"	1.761	0.108	60 days	39.7	83.1
Stone Cabin Dump	-1"	0.514	0.019	60 days	31.5	92.2
Stone Cabin Dump	-1/2"	0.466	0.018	60 days	42.9	92.6
Stone Cabin Dump	-1/2"	0.53	0.35	60 days	36.2	78
Tip Top Trench	-2"	0.506	0.03	56 days	41.6	92.2
Tip Top Trench	-1"	0.576	0.032	56 days	42.8	91.5
Tip Top Trench	70% -1/4"	0.636	0.03	56 days	45	95

Finally, a pilot column-leach test was performed in 1988 and 1989 using 14,850 pounds of Stone Cabin "run of dump" material.  The test was likely conducted at the DeLamar mine laboratory.  Leaching was conducted for 63 days resulting in 15.8% silver recovery and 72.2% gold recovery.

Additional Testing

In the 1970s, and 1980s, the respective project owners carried out additional metallurgical testing, including petrographic and mineralogical studies, bench-scale tests and testing for amenability to gravity, agitation cyanide leaching, flotation and peroxidation plus cyanide leaching.  Integra believes this test work represents a source of valuable data to support future analysis of the mineral processing characteristics of the deposits.

Mineral Resources

The Mineral Resource estimations for the DeLamar Project were completed in accordance with NI 43- 101. The modeling and estimation of the Mineral Resources were completed under the supervision of Michael M. Gustin, a qualified person with respect to Mineral Resource estimations under NI 43-101.

The gold and silver resources were modeled and estimated by:

• evaluating the drill data statistically;

• separately interpreting gold and silver mineral domains on a set of north-looking cross sections spaced at 30-meter intervals at the Florida Mountain Area and 320°-looking sections spaced at 30.48-meter (100-foot) intervals at the DeLamar Area;

• using the cross sectional mineral domains to directly code three-dimensional digital block models to the modeled mineral domains;

• analyzing the modeled Mineralization spatially and statistically to aid in the establishment of estimation and classification parameters; and

• estimating grades into the models using the coded mineral domains to control the estimation.

A Mineral Resource has such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. In order to meet this definition, the DeLamar Project resources are comprised of all model blocks lying within optimized pits that have a AuEq grade of 0.3 g/t or higher. The optimized pits and cutoff grade reflect a potential operating scenario in which the Mineralization is mined by open-pit, milled, and processed in leach tanks. The parameters used in the pit optimization are listed in the table below.

Summary of Resource Optimized-Pit Parameters

The gold-equivalent value of each model block was used solely for the purposes of applying the 0.3 g AuEq/t cutoff to in-pit blocks and thereby define the project resources. Gold equivalent grades are calculated as follows: g AuEq/t = g Au/t + (g Ag/t ÷ 85).  The equivalency factor is derived from the differentials in the prices and recoveries of gold and silver. The Mineral Resources of the Florida Mountain Area and DeLamar Area are summarized in the tables below.

Florida Mountain Area Resources

Inferred Resources
Tonnes	g Au/t	oz Au	g Ag/t	oz Ag	oz AuEq
36,605,000	0.57	675,000	14.12	16,621,000	871,000

1. Mineral Resources are comprised of all model blocks at a 0.3 g AuEq/t cutoff that lie within an optimized pit and below the as-mined surface

2. AuEq (gold equivalent grade) = Au + (Ag ÷ 85)

3. The effective date of the Florida Mountain Area Mineral Resource estimate is January 30, 2018

4. Rounding may result in apparent discrepancies between tones, grade and contained metal content

DeLamar Area Resources

Inferred Resources
Tonnes	g Au/t	oz Au	g Ag/t	oz Ag	oz AuEq
117,934,000	0.41	1,592,000	24.30	91,876,000	2,673,000

1. Mineral Resources are comprised of all model blocks at a 0.3 g AuEq/t cutoff that lie within an optimized pit and below the as-mined surface

2. AuEq (gold equivalent grade) = Au + (Ag ÷ 85)

3. The effective date of the DeLamar Area Mineral Resource estimate is October 1, 2017

4. Rounding may result in apparent discrepancies between tones, grade and contained metal content

Total Mineral Resources for the DeLamar Project are summarized in the table below.

Total DeLamar Project Gold and Silver Resources

Inferred Resources
Tonnes	g Au/t	oz Au	g Ag/t	oz Ag	oz AuEq
154,539,000	0.45	2,267,000	21.92	108,497,000	3,543,000

1. Mineral Resources are comprised of all model blocks at a 0.3 g AuEq/t cutoff that lie within an optimized pit and below the as-mined surface

2. AuEq (gold equivalent grade) = Au + (Ag ÷ 85)

3. Rounding may result in apparent discrepancies between tones, grade and contained metal content

The current Mineral Resources include only the modeled Mineralization that was not mined during the historical open-pit operations, with the exception of a small mineralized stockpile in the DeLamar area that has sufficient drill data to allow its inclusion in the resources.

The DeLamar Project Mineral Resources are classified entirely as Inferred Mineral Resources, despite the fact that the drill spacing is sufficient to support higher classifications in many portions of the modeled areas. The reasons for the Inferred Mineral Resource classification include: (i) the resource estimations are based on a relatively simplistic crosssectional coding of the block model; (ii) the geological support for the resource modeling does not generally attain a level that would allow for higher resource classifications; (iii) all data used as the basis of the resource modeling are historical, and further compilation, evaluation, and verification of the historical data are required to increase confidence in the data; (iv) the as-mined topography, which defines modeled mineralization that has already been mined needs further refinement and verification in the DeLamar Area; and (v) uncertainties with respect to the densities applicable to the project resources.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Exploration and Development

Newly Acquired Black Sheep Claims and Option on War Eagle Mountain

In the last quarter of 2018, the Company staked a number of claims in the "Black Sheep" area, which is located less than three kilometers north-west from the original boundaries of the DeLamar Area. The staking was completed in early 2019.

In December 2018, the Company entered into an option agreement with Nevada Select Royalty Inc. ("Nevada Select"), a wholly owned subsidiary of Ely Gold Royalties Inc. ("Ely Gold") to acquire Nevada Select's interest in a State of Idaho Mineral Lease (the "State Lease") encompassing the War Eagle gold-silver deposit ("War Eagle") situated approximately two kilometers south-east from the original boundaries of the Florida Mountain Area. Upon exercise of the option, Nevada Select will transfer its right, title and interest in the State Lease to DeLamar Mining, subject to a 1.0% net smelter royalty on future production from the deposit payable to Ely Gold.  In order to exercise the option, Integra must pay Nevada Select a total of US$200,000 over a period of four years in a series of instalment payments.

Integra has the right to accelerate the payments and exercise the option at any time prior to the fourth-year anniversary. The State Lease is subject to an underlying 5.0% gross royalty payable to the State of Idaho.

In the War Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750 meters north of the State Lease.

2018 Exploration Program

Surface exploration for 2018 reached 23,464 meters in 76 drill holes. RC drilling commenced at DeLamar in early February 2018. Two additional diamond drill rigs were brought to site in May and June 2018 respectively, and drilling commenced at Florida Mountain in June with one diamond drill rig.

The Company completed a total of 20,543 meters of drilling on the DeLamar Area and 2,922 meters at the Florida Mountain Area in 2018.  Drilling at DeLamar occurred at multiple targets including Glenn Silver, Sommercamp, Henrietta, Milestone and Sullivan Gulch.

To test the effectiveness  of Induced Polarization ("IP") surveys as an exploration tool at DeLamar, the Company conducted several IP surveys following the northwest - southeast striking trend line of the existing Inferred Mineral Resource.  The results revealed an IP chargeability anomaly that correlated very closely with the known gold-silver Inferred Mineral Resource on the property. This IP chargeability, given the extent of the current survey lines, is 3 kilometer long and extends past the known resource to the northwest, and to the southeast in to Sullivan Gulch. The chargeability anomaly at Sullivan Gulch extends to the border where Integra's patented claim and BLM ground meet.  The latest Sullivan Gulch drill results from January 2019 were drilled at the extent of the current anomaly, in close proximity to this border.  The Company has received permits for the bordering BLM ground to the southeast, and plans to undertake further IP surveying and drill testing in that area in 2019.

The IP survey also revealed a chargeability anomaly 500 meters to the west of the known resource boundary at the DeLamar Area. This anomaly, named the Henrietta target, correlates with historic workings including a hand-dug shaft and remnants of a mill. The discovery of the Henrietta target as well as additional highly prospective geological findings further west and north has resulted in the Company staking additional land to the northwest (Black Sheep District). This newly staked land extends 6 km northwest of DeLamar and includes several mineralized centers consisting of outcropping high-level epithermal veins and sinters. Geological mapping of this land indicates the preservation of the paleosurface relative to the timing and emplacement of epithermal mineralization in the district. The current paleo-geology model highlights strong exploration potential estimated to be 200m beneath the current surface.  Historic drilling in the area was generally shallow, only testing the upper 100m of the system. The Company also identified a wide and shallow high-grade silver and gold zone from the Henrietta Target in the Fall of 2018.

Sullivan Gulch Exploration

The Company reported positive exploration results form Sullivan Gulch area in the second quarter of 2018. Encouraged by the initial findings, Integra undertook a second fence of drill holes 100 meters to the southeast of the previously completed drill holes and on the outer edge of the existing Inferred Mineral Resource. The results from this fence of drill holes were also positive, including intersections of 2.16 g/t AuEq over 220.98 meters and 1.74 g/t AuEq over 198.12 meters.

In September 2018, Integra received the results of a third fence of drilling from the Sullivan Gulch zone as well as results from SW DeLamar, Sommercamp and Glenn Silver.  This program consisted of 8,400 meters of drilling in 34 drill holes, and included intersections of 1.33 g/t AuEq over 195.99 meters, 1.41 AuEq g/t over 144.78 meters, 1.21 AuEq g/t over 179.83 meters and 0.74 g/t AuEq over 327.66 meters.

Results from Sullivan Gulch indicate the presence of a largely continuous strike of mineralization that extends well past the existing inferred resource boundary. The mineralized zone appears to average 100 to 200 meters thick and dips steeply to the southwest. The Sullivan Gulch zone remains open to the southeast and down dip direction, and this zone was not mined by previous operators. The zone extension is also coincident with the strong IP chargeability anomaly that continues for several hundred meters to the southeast.  Drilling has confirmed continuity and expansion potential in both resource and grade within certain large zones on the margins of the current Inferred Mineral Resource that were not previously mined by historical operations.

In January 2019, Integra received the results from the last drill hole at Sullivan Gulch from 2018. It was a 260 meter step out from the nearest drill hole, and is located approximately 400 meters from the current Inferred Mineral Resource boundary.  The results included an intercept of 2.53 g/t AuEq (incl 1.71 g/t Au and 69.03g/t Ag) over 109.73 meters. In addition, the intercept bottomed in gold-silver mineralization with a 20-meter run of over 4 grams per tonne gold equivalent, indicating that the zone is potentially thicker than demonstrated by this intercept.  The drill hole was collared at the extent of Integra's patented claim, as permits for the neighboring BLM ground had not yet been finalized at the time of drilling. Integra now holds the required BLM drill permits, and intends to drill further along strike in 2019.

The following idealized long section looking east highlights several of the 2018 Sullivan Gulch drill results that show a strong continuity of Mineralization outside of the current Inferred Mineral Resource:

Sullivan Gulch - Idealized Long Section Looking East

Henrietta and Other Targets

In October, 2018, Integra received results of drilling at its Henrietta target, situated 500 meters west of the current DeLamar Area Inferred Mineral Resource boundary.  These results support the presence of a wide and shallow high-grade silver and gold zone with Mineralization starting within 100 meters of surface.

The following table highlights the initial drill holes from the Henrietta target:

Drill Hole #	From (m)	To (m)	Interval (m)¹	g/t Au	g/t Ag	g/t AuEq
IDM18_066	57.91	59.44	1.53	0.20	344.47	4.25
IDM18_066	74.68	105.16	30.48	0.35	252.69	3.33
Incl.	80.77	85.34	4.57	0.28	1,080.90	13.00
IDM18_069	91.44	121.92	30.48	0.45	11.26	0.58

¹ Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 85% conversion ratio).

Drill results from the SW DeLamar, DeLamar, Sommercamp and Glenn Silver zones also included intercepts with meaningful gold and silver Mineralization.  Historical drilling on DeLamar is largely limited to 120 meters, whereas, the Company has been drilling to an average vertical depth of 250 meters. Strong Mineralization has been intercepted on several occasions below 120 meters, suggesting the deposit is open at depth.

Florida Mountain Exploration Results

Integra drilled a total of 2,920 meters in 9 drill holes in the Florida Mountain Area during the 2018 drill campaign, designed to test both the low-grade disseminated mineralization and select high-grade veins on the deposit.

The following table highlights selected intercepts from this set of Florida Mountain drill results:

Drill Hole #	From (m)	To (m)	Interval (m)¹	g/t Au	g/t Ag	g/t AuEq²
IFM18_001A (previously reported)	39.01	56.39	17.38	0.55	75.92	1.45
IFM18_001A (previously reported)	75.59	87.48	11,89	0.84	2.91	0.88
IFM18_001A	292.00	313.33	21.33	1.90	283.36	5.23
Incl.	310.29	313.33	3.04	7.68	1,085.32	20.44
IFM18_004	84.89	131.67	46.78	0.34	19.74	0.57

¹ Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 80% conversion ratio).

² Gold equivalent = g Au/t + (g Ag/t ÷ 85).

The Florida Mountain results are from a discrete vein zone, historically named the Alpine Vein, measuring 2 to 3 meters in true thickness on average. The vein shows classic low-sulfidation epithermal textures and related wall-rock alteration features.

Metallurgical Testing

Interim results from the metallurgical test-work program have characterized the oxidation characteristics of the NI 43-101 Inferred Mineral Resource published in February of 2018. Of the total DeLamar and Florida Mountain Inferred Mineral Resources, approximately 24% are in oxide, 29% are in transitional, and 47% are in un-oxidized Mineralization.  Bottle roll sampling and preliminary column leach test-work from the Florida Mountain Area have indicated good potential amenability to future heap leaching with material from the Florida Mountain Area.  At the DeLamar Area, an exhaustive internal study spanning nearly 10 years of historic production data showed only a minor decrease in mill recoveries in mineralized material with varying mixed oxidation states.  Multiple studies from the metallurgical test-work are ongoing, the findings of which are expected to be used in support of the upcoming PEA.

DIVIDENDS AND DISTRIBUTIONS

Integra has not paid any dividends on its Common Shares since incorporation and currently intends to retain future earnings, if any, to finance further business development.  The declaration of dividends on Common Shares earnings, capital requirements, operating and financial condition and a number of other factors that the Board considers to be appropriate.  There are no restrictions on the ability of Integra to pay dividends in the future.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company's authorized capital stock consists of an unlimited number of Common Shares, of which 77,307,511 Common Shares are issued and outstanding as of the date of this AIF.

All of the issued Common Shares rank equally as to voting rights, participation and a distribution of Integra's assets on liquidation, dissolution or winding-up and the entitlement to dividends. Holders of Common Shares are entitled to receive notice of, attend and vote at all meetings of shareholders of Integra.  Each Common Share carries one vote at such meetings. Holders of Common Shares are entitled to dividends if and when declared by the Board and, upon liquidation, to receive such portion of the assets of Integra as may be distributable to such holders. There are currently no other series or class of shares which rank senior, in priority to, or pari passu with the Common Shares. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Warrants

The Company issued broker warrants in connection with a 2017 financing.  As of the date of this AIF, there were 1,748,651 warrants to acquire Common Shares outstanding, all of which expire in May 2019.

Options

The Company's share option plan permits the Board to grant to directors, officers, consultants and employees of the Company share options to purchase from the Company a designated number of authorized but unissued Common Shares up to but not exceeding 10% of the issued and outstanding Common Shares, less any Common Shares reserved for issuance under share options granted under share compensation arrangements other than the share option plan, at any point in time.

As of the date of this AIF, there were 7,243,500 options to acquire Common Shares outstanding.

MARKET FOR SECURITIES

Trading Price and Volume

Integra's Common Shares were listed on the TSX-V in November 2017 under the symbol "ITR". The Company's Common Shares commenced trading in the United States on the OTCQB in January 2018 under the stock symbol "IRRZF".  The Common Shares were subsequently listed on the OTCQX in May 2018.  The following tables sets forth trading information for the Common Shares on the TSX-V, OTCQB and OTCQX on a monthly basis since January 2018.

	Price Range
Month	High C$	Low C$	Monthly Trading Volume
January 2018	$1.38	$1.10	1,149,141
February 2018	$1.39	$1.16	856,097
March 2018	$1.14	$0.99	2,120,118
April 2018	$ 1.06	$0.92	1,443,341
May 2018	$ 0.95	$0.90	1,744,119
June 2018	$0.91	$0.82	2,123,865
July 2018	$0.88	$0.79	2,356,686
August 2018	$0.89	$0.80	1,475,608
September 2018	$0.93	$0.84	1,682,646
October 2018	$0.90	$0.79	5,868,931
November 2018	$0.84	$0.69	2,871,702
December 2018	$0.84	$0.61	1,763,275
January 2019	$0.90	$0.80	4,864,192
February 2019	$0.89	$0.80	1,380,786
March 2019	$0.87	$0.80	1,397,891

Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

Set forth below are Common Shares subject to escrow and contractual restrictions on transfers.

Designation of Class	Number of Securities	Percentage of Class
Common Shares	4,832,649 (1)	6.3%

1.  There are five directors and officers of Integra, and one spouse of a director of Integra, whose Common Shares are subject to a Tier 2 Value Escrow Agreement under the rules of TSX-V.  These Common Shares were placed in escrow with the Company's transfer agent effective November 6, 2017, and will be released in increments of 15% every 6 months, with all Common Shares being released by November 6, 2020.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out the names and province or state of residence of the directors and executive officers of Integra, their present position(s) and offices within Integra, their principal occupations during the last five years and their date of appointment.

All directors of Integra have been elected to serve until the next annual meeting of shareholders of Integra, subject to earlier resignation or removal.

As at the date of this AIF, Integra's directors and executive officers beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 7,480,622 Common Shares of Integra, representing approximately 10% of the issued and outstanding Common Shares.

Name and Place of Residence	Current Office with Integra	Principal Occupation During the Preceding Five Years	Date of Appointment as Director
George Salamis (4) British Columbia, Canada	President, CEO and Director	CEO of Integra, August 2017 to present; Executive Chairman of Integra Gold Corp., May 2013 to July 2017	February 28, 2018
Stephen deJong (1)(2)(3) British Columbia, Canada	Chairman	CEO of VRify Technology Inc., November 2017 to present; CEO of Integra Gold Corp. July 2012 to July 2017	August 17, 2017
David Awram (1)(2)(3)(4) British Columbia, Canada	Director	Senior Executive Vice President of Sandstorm Gold Ltd. (a public royalty company), January 2013 to present	November 3, 2017
Timo Jauristo (2)(3)(4) British Columbia, Canada	Director	Strategic Advisor at Canaccord Genuity, August 2016 to March 2019; Executive Vice-President of Goldcorp, July 2009 to September 2014	February 28, 2018
Anna Ladd-Kruger (1) (4) British Columbia, Canada	Director	CFO of Trevali Mining Corp. from April 2011to May 2018	December 13, 2019
Andree St-Germain British Columbia, Canada	Chief Financial Officer, Corporate Secretary	CFO of Integra, August 2017 to present; CFO of Integra Gold Corp., March 2017 to July 2017; CFO of Golden Queen Mining, September 2013 to March 2017	N/A
Max Baker Nevada, United-States	Vice President Exploration	VP Exploration of Integra, October 2017 to present; President and CEO of Gunpoint Exploration Limited, 2007 to 2014	N/A
Timothy D. Arnold Nevada, United-States	Vice President of Project Development

VP of Project Development of Integra, January 2019 to present; Vice President of Operations of Pershing Gold Corp of Pershing Gold, January 2017 to January 2019. Senior Mining Consultant at Barr Engineering from March 2016 to January 2017. Vice President Operations of Nevada Copper Corp from October 2013 to March 2016.

N/A

1. Member of the Audit Committee.

2. Member of the Nomination and Corporate Governance Committee.

3. Member of the Human Resources and Compensation Committee.

4. Member of the Technical, Safety, Environment and Sustainability Committee

Director and Management Biographies

The following are brief biographies of the executive officers and directors of Integra:

George Salamis, Age: 52 - Director, President and CEO.

Mr. Salamis has over 25 years of experience in the mining and resource exploration industry. Mr. Salamis has been involved in over $1.4 billion of M&A transactions, either through assets sales or his involvement with junior mining companies. Mr. Salamis was most recently Executive Chairman of Integra Gold Corp. ("Integra Gold") which was sold to Eldorado Gold Corporation for $590 million. Mr. Salamis co-led the efforts behind the 2016 Integra Gold Rush Challenge and the 2017 #DisruptMining initiatives that encouraged innovation and technology disruption in the mining industry. Mr. Salamis is a sought after speaker on mining innovation. Mr. Salamis holds a Bachelor of Science Degree in Geology from University of Montreal - École Polytechnique and has had a successful career in mining and exploration. Mr. Salamis has discovered, financed, built, managed or sold more than 5 major minerals deposits around the World. He began his career working for two major mining companies (Placer Dome and Cameco Corp) over a 12-year period before transitioning into mineral exploration and junior mining in 2001. Mr. Salamis is currently a director at Contact Gold Corp, Pinecrest Resources, Edgewater Exploration and Calibre Mining.

Stephen de Jong, Age: 34 - Chairman.

Mr. de Jong has 10 years of experience in the mining industry and was most recently the President and CEO of Integra Gold from 2012 until its sale to Eldorado Gold Corporation in July 2017 for $590 million. Under his leadership at Integra Gold, Mr. de Jong attracted a high-calibre team of geologists, engineers, entrepreneurs and consultants that advanced the Integra Gold's Lamaque project from an exploration property to a near-term production asset. He was instrumental in raising over $150 million during one the most challenging times in the mining sector. Mr. de Jong is set on transforming the mining industry using high-tech and highly-connected methods, and co-led the efforts behind the 2016 Integra Gold Rush Challenge and the 2017 #DisruptMining initiatives. Mr. de Jong holds a Bachelor of Commerce degree from Royal Roads University and is also a director of GFG Resources Inc.

David Awram, Age: 46 - Director.

Mr. Awram was Executive Vice President of Sandstorm Gold Ltd. from July 2009 to January 2013 and has been its Senior Executive Vice President since January 2013. Mr. Awram was Executive Vice President of Sandstorm Metals from January 2010 to January 2013 and then its Senior Executive Vice President from January 2013 to May 2014. From July 2008 to July 2009, Mr. Awram was an independent businessman. From May 2005 to July 2008, Mr. Awram was the director of Investor Relations for Silver Wheaton. Prior to May 2005, he was Manager, Investor Relations with Diamond Fields International Ltd. from April 2004 to April 2005. He holds a Bachelor of Science degree (Honours) in Geology from the University of British Columbia in 1996.

Timo Jauristo, Age: 61 - Director.

Mr Jauristo has over 35 years' experience in the mining and exploration industry. In his time as Executive Vice-President with Goldcorp from July 2009 to September 2014, and 15 years (until 2005) with Placer Dome in a range of operating and corporate roles, he was involved in or led numerous transactions, buying and selling assets in many of the world's gold producing regions. Between 2005 and 2009, he served as CEO of two junior companies (Zincore and Southwestern) with assets in Peru and China. He has a Bachelor of Applied Science in applied Geology from the Queensland University of Tchnology. He also holds a graduate diploma in finance form the Securities Institute of Australia, and is a MAusIMM.

Anna Ladd-Kruger, Age: 49 - Director.

Ms. Ladd-Kruger has over 20 years experience in the mining industry and was most recently the Chief Financial Officer of Trevali Mining Corporation ("Trevali"), a zinc focused mid-tier base metals producer. She was part of the executive management team that grew Trevali from a junior exploration portfolio to a producing Company with 4 operating mines in the Americas and Africa, reaching a market cap of over $1 billion on the TSX. She has raised over $1 billion dollars in debt and equity throughout her career in the mining sector. Anna has also served as the Chief Financial Officer for several Canadian publicly listed junior mining companies including Crowlight Minerals and Sulliden Gold Corporation. Ms. Ladd-Kruger began her mining career with Vale S.A. at their Thompson, Manitoba operations and was also the North American Group Controller for Kinross Gold Corporation. Ms. Ladd-Kruger is a Certified Public Accountant (CPA, CMA), and holds a Master of Economics (M.A.) degree and Bachelor of Commerce (B. Comm. Honours) degree from Queen's University and the University of British Columbia.

Andrée St-Germain, Age: 39 - CFO and Corporate Secretary.

Ms. St-Germain is an experienced mining finance executive with an extensive background in banking, mining finance and financial management. She began her career in investment banking for Dundee Capital Markets Inc. As an investment banker, Ms. St-Germain worked exclusively with mining companies on M&A advisory and financing. In 2013, Ms. St-Germain joined Golden Queen Mining Co. Ltd. ("Golden Queen") as CFO. During her tenure at Golden Queen, she played an instrumental role in securing project finance and overseeing Golden Queen as it transitioned from development and construction to commercial production. She joined Integra Gold as CFO in early 2017 and helped oversee the sale to Eldorado Gold Corporation in July 2017 for $590 million. Ms. St-Germain is currently a director of Barkerville Gold Mines and Ascot Resources.

Max Baker, Age: 66 - VP Exploration.

Mr. Baker is a Ph.D. Geologist and member of Aus-IMM based in Reno Nevada. He has over 40 years of exploration experience in Australia, Asia, North and South Americas and Europe on projects ranging from grass-roots, resource definition and development. He has been involved in the exploration and discovery of several significant deposits globally and has previously acted as Chief Geologist for Rennison Goldfields, Inc., Newcrest Mining Limited and Mount Isa Mines, as well as VP Exploration for several junior mining companies over the years.

Timothy D. Arnold, Age: 62 - VP of Project Development.

Mr. Arnold has over 35 years of experience in hard rock mining; open pit and underground, engineering and production, consulting and operations. He has held positions in mining companies ranging from laborer to contract miner and shift boss to Chief Operations Officer. Mr. Arnold has spend most of his career either developing or operating mines. Prior to joining Integra Resources, Mr. Arnold was the VP of Operations for Pershing Gold Corporation. Previously, he held VP/GM positions for Nevada Copper, General Moly, Coeur d'Alene Mines, Hecla Mining Company and COO of Geovic Mining Corp. Mr. Arnold graduated in 1982 from the University of Idaho with a degree in Mining Engineering, and completed an Executive MBA program at Northwestern's Kelogg Graduate School of Management. He is a Professional Engineer in Nevada and Arizona. In 2016, Mr. Arnold served as the President of the Society for Mining, Metallurgy and Exploration (SME). Mr. Arnold is a member of the University of Idaho College of Engineering's Academy of Engineers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of management, no director or executive officer of Integra is, as at the date of this AIF, or was, within the 10 years before the date of this AIF, a director, chief executive officer or chief financial officer or any company (including Integra), that was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of management, no director or executive officer of Integra, or shareholder holding a sufficient number of securities of Integra to affect materially the control of Integra, is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including Integra) that, while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of management, no director or executive officer of Integra, or shareholder holding a sufficient number of securities of Integra to affect materially the control of Integra, is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of management, no director or executive officer of Integra, or shareholder holding a sufficient number of securities to affect materially the control of Integra, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of Integra's knowledge, information and belief, and other than disclosed herein, there are no known existing or potential conflicts of interest among Integra and its directors, officers or other members of management as a result of their outside business interests except that certain of Integra's directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to Integra and their duties as a director or officer of such other companies. As required by law, each of the directors of Integra is required to act honestly, in good faith and in the best interests of Integra. In the event of a conflict of interest, Integra will follow the requirements and procedures of applicable corporate and securities legislation and applicable exchange policies, including the relevant provisions of the OBCA.

Audit Committee

The primary function of the audit committee of the Board (the "Audit Committee") is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of Integra. In accordance with National Instrument 52-110 - Audit Committees ("NI 52-110"), information with respect to the Audit Committee is contained below.  The full text of the Audit Committee Charter, as passed unanimously by the Board, is attached to this AIF as Schedule "B".

Composition of the Audit Committee

The Audit Committee is composed of Ms. Ladd-Kruger (Chair) and Messrs. Awram and  de Jong. All three members are "independent" directors and all Audit Committee members are financially literate, within the meaning of NI 52-110.

Relevant Education and Experience

For details regarding the relevant education and experience of each member of the Audit Committee relevant to the performance of his duties as a member of the Audit Committee, see "Directors and Executive Officers - Director and Management Biographies".

Audit Committee Oversight

At no time since the commencement of Integra's most recently completed financial year did the Board decline to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

At no time since the commencement of Integra's most recently completed financial year did Integra rely on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).  Integra is relying upon the exemption in Section 6.1 (Venture Issuers) of NI 52-110.

Pre-Approval Policies and Procedures for Non-Audit Services

All other non-audit services shall be approved or disapproved by the Audit Committee as a whole.

The pre-approval requirement is waived with respect to the provision of non-audit services if:

  the aggregate amount of all such non-audit services provided to the Company constitutes not more than ten percent of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
  such services were not recognized by the Company at the time of the engagement to be non-audit services; and
  such services are promptly brought to the attention of the Audit Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Audit Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Audit Committee.

The CFO of the Company shall maintain a record of non-audit services approved by the Audit Committee for each financial year, and shall provide a report to the Audit Committee no less frequently than on a quarterly basis.

External Auditor Service Fees

The following table sets out the aggregate fees billed by the Company's Auditor from January 1, 2017 through December 31, 2018.

Fiscal Year End	Auditor	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2017	MNP LLP	$6,000	$11,000	$0	$0
2018	MNP LLP	$32,000	$9,500	$0	$0

(1) Audit Fees include fees necessary to perform the annual audit and quarterly reviews of Integra's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) Audit-Related Fees include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) Tax Fees include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) All Other Fees include all other non-audit services.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Since the beginning of the most recently completed financial year for which financial statements of Integra are included in this AIF, there have been no legal proceedings to which Integra is or was a party or of which any of its projects is or was the subject of, nor are any such proceedings known to Integra to be contemplated.

During the past financial year, Integra has not had any penalties or sanctions imposed on it by, or entered into any settlement agreements with, a court or a securities regulatory authority relating to securities laws, nor has Integra been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in this AIF, no (a) director or executive officer, (b) person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of the Common Shares, nor (c) associate or affiliate of any of the persons or companies referred to in (a) or (b) has, or has had within the three most recently completed financial years before the date hereof, any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent of the Common Shares is TSX Trust Company at its principal offices in Toronto, Ontario.

MATERIAL CONTRACTS

As at the date of this AIF, the following agreements and contracts are reasonably regarded as being material to Integra:

  DeLamar Purchase Agreement.  See "General Development of the Business - Three Year History".
  Investor Rights Agreement.  See "General Development of the Business - Three Year History".
  Agency Agreement dated October 30, 2017 among Integra, GMP Securities L.P., Raymond James Ltd., Cormack Securities Inc., MacQuarie Capital Markets Canada Ltd., P.I. Financial Corp. and Paradigm Capital Inc. in respect of the October 2017 subscription receipt financing.  See "General Development of the Business - Three Year History".
  Underwriting Agreement dated October 19, 2018 among Integra, Raymond James Ltd., PI Financial Corp., BMO Capital Markets and GMP Securities L.P. in respect of the November 2018 financing.  See "General Development of the Business - Three Year History".

A copy of each of the Investor Rights Agreement, DeLamar Purchase Agreement and Agency Agreements are available under Integra's profile on the SEDAR website at www.sedar.com.

INTERESTS OF EXPERTS

Information of a scientific or technical nature regarding the DeLamar Project included in this AIF is based upon the DeLamar Report. The authors of the DeLamar Report own, directly or indirectly, less than 1% of the outstanding securities of Integra.

The independent auditors of Integra are MNP LLP. MNP LLP has informed Integra that it is independent with respect to Integra within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase Common Shares and securities authorized for issuance under equity compensation plans is contained in the management proxy circular dated May 14, 2018, for the annual general meeting of the Company held on June 26, 2018, which is available on SEDAR at www.sedar.com.  Additional financial information about Integra can be found in Integra's financial statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2018. Additional information relating to Integra may be found on SEDAR at www.sedar.com.

SCHEDULE "A"
Technical Glossary

The following is a glossary of terms commonly used in the mining industry and referenced herein:

"AA" means Atomic Absorption assaying procedure.

"Ag" means silver.

"Au" means gold.

"AuEq" means gold equivalent, representing a combination of gold and silver with silver.

"Contained metals" means the total measurable gold, silver or gold equivalent in grams or ounces estimated to be contained within a mineral deposit. Generally, it is a direct multiplication of resource and reserve tonnages by pertinent grades. A calculation or estimate of contained gold may not make allowances for mining dilution or recovery losses.

"Cut‐off grade" means the grade of Mineralization, established by reference to economic factors, above which material is included in mineral deposit resource/reserve calculations and below which the material is considered waste. Cut‐off grade may be either an external cut‐off grade.  An external cut-off refers to the grade of Mineralization used to control the external or design limits of a pit or underground mine based on the expected economic parameters of the operation.  An internal cut‐off grade refers to the minimum grade required for blocks of Mineralization present within the confines of an open pit to be included in mineral deposit estimates.

"Development stage" means the period when a mineral deposit that has been estimated to be economically viable is prepared for commercial production and includes, among other things, pre‐production stripping in the mine and the construction of the necessary process plant and supporting facilities.

"Diamond drill" means a machine designed to rotate, under pressure, an annular diamond‐studded cutting tool to produce a more or less continuous solid, cylindrical sample (core) of the material drilled.

"Exploration" means the prospecting, mapping, geophysics, compilation, diamond drilling and other work involved in searching for ore bodies.

"gpt" or "g/t" means grams per metric tonne. Ex. gpt Au = grams per tonne gold

"Grade" means the amount of valuable mineral in each ton of mineralized material, expressed as troy ounces (or grams) per ton (or tonne) of gold or other precious metal or as a percentage of copper or other base metal or mineral.

"Historical estimate" means an estimate of the quantity, grade, or metal or mineral content of a deposit that an issuer has not verified or caused to be verified as a current Mineral Resource or Mineral Reserve, and which was prepared before the issuer acquiring, or entering into an agreement to acquire, an interest in the property that contains the deposit.

"Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality of continuity.

"Indicated Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.

"Measured Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

"Mineral deposit, deposit or mineralized material" means a mineralized body, which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures.  Such a deposit does not qualify to be defined as a commercially minable ore body or as containing ore reserves or resources, until final legal, technical, and economic factors have been resolved in an appropriate technical report.

"Mineralization" means rock containing an apparent, if undetermined amount of minerals or metals.

"Mineral Reserve" is the economically mineable part of a Measured and/or Indicated Mineral Resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

"Mineral Resource" is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction as determined in the judgment of a Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction.

"Mineral Resources and Reserves" (ref. CIM Definition Standards - For Mineral Resources and Mineral Reserves Prepared by the CIM Standing Committee on Reserve Definitions, Adopted by CIM Council on May 10, 2014).

"Modifying Factors" are considerations used to convert Mineral Resources to Mineral Reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

"National Instrument 43‐101" or "NI 43‐101" means the Canadian Securities Administrator's National Instrument 43‐101 - Standards of Disclosure for Mineral Projects.

"Net smelter return" or "NSR" means a royalty payment based on the value of gross metal production from the property, less deduction of certain limited costs including smelting and refining, as defined by contract.

"Open pit mining" means the process of mining an ore body from the surface in progressively deeper steps. Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit.

"Ore" means a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

"Ounce (oz)" means a Troy ounce.

"Oxidized" means mineralized rock in which some of the original minerals have been oxidized by natural processes.

"Patented mining claim" means a mining claim on the public land of the United States or Canada, for which a patent has been issued conveying the title from the United States or Canada to the patentees.

"Preliminary economic assessment" or "PEA" means a study, other than a pre‐feasibility or feasibility study (as defined in NI 43-101), that includes an economic analysis of the potential viability of mineral resources.

"Probable Mineral Reserve" is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource.  The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

"Proven Mineral Reserve" is the economically mineable part of a Measured Mineral Resource.  A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

"Porphyritic" means a rock texture in which one mineral has a larger grain size than the accompanying minerals.

"Porphyry deposit" means a disseminated mineral deposit often closely associated with porphyritic intrusive rocks.

"qualified person" (ref. NI 43-101) means an individual who;

a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

b) has experience relevant to the subject matter of the mineral project and the technical report; and

c) is in good standing with a professional association.

"Reverse Circulation" or "RC" means a machine that uses a bit attached to a down-hole hammer to produce a hole. Unlike diamond drilling, RC drilling produces samples of rock cuttings rather than a sample of rock core. The down-hole hammer is powered by compressed air, which also acts as the medium bringing the drill cuttings up to surface.

"Strike length" means the longest horizontal dimensions of a body or zone of mineralization.

"Tonne" or "t" means a metric tonne (1,000 kilograms).

"Unpatented mining claim" means a mining claim located on the public lands of the United States or Canada, for which a patent has not been issued. An unpatented mining claim is a possessory interest only, subject to the paramount title of the United States or Canada.  The validity of an unpatented mining claim depends upon compliance with mining codes and payment of applicable taxes.  In Canada, each province has its own mining code and laws.

"Vein" means an epigenetic mineral filling of a fault or other fracture in a host rock often composed of quartz, carbonate, metal sulphides or precious metals.

SCHEDULE "B"

Audit Committee Charter

INTEGRA RESOURCES CORP.

CHARTER OF THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS

1. Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Senior Management of Integra Resources Corp. (the "Company") to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting, and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

  Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements
  Oversee the audit of the Company's financial statements
  Oversee the Company's compliance with legal and regulatory requirements as they relate to accounting and financial controls and anti-corruption and bribery issues
  Review the independence and the performance of the Company's external auditors
  Provide an open avenue of communication among the Company's auditors, senior management and the Board of Directors.

2. Composition and Operation

The Committee shall be comprised of three or more directors as determined by the Board of Directors. Each of these directors shall be independent as required by the applicable rules of the Company's regulators. No member of the Committee is permitted to have participated in the preparation of the financial statements of the Company or any current subsidiary at any time during the past three years.

If permitted by applicable stock exchange laws and regulations in effect from time to time, one director who (i) is not independent as defined and required under applicable stock exchange rules, and (ii) is not a current employee or an immediate family member (as defined under applicable stock exchange rules) of such employee, may be appointed to the Audit Committee if the Board, under exceptional and limited circumstances, determines that membership on the Audit Committee by the individual is required in the best interests of the Company and its shareholders. In such event, the Board will disclose in the Company's next annual proxy statement the nature of that director's relationship with the Company and the reasons for that determination. A director appointed to the Committee pursuant to this exception may not serve in excess of two consecutive years and may not chair the Committee.

All members of the Committee shall be, in the determination of the Board, "financially literate", as that term is defined by National Instrument 52-110 - Audit Committees, as amended from time to time.

The Committee shall meet a least quarterly, or more frequently as circumstances dictate. As part of its role to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

The Committee members shall be appointed by the Board annually and the Board may at any time remove or replace any member of the Committee and may fill any vacancy with another Board member, as required.

The Board shall appoint a chair (the "Chair") from among the Committee members. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.  If the Chair is not present at any meeting of the Committee, one of the other Committee members present at the meeting shall be chosen to preside as the chairperson at the meeting.

A majority of members shall constitute a quorum for meetings of the Committee, present in person or via telephone or via other telecommunication device that permits all persons participating in the meeting to speak and hear one another.

The Committee shall fix its own procedures for meetings, keep records of its proceedings, and report to the Board routinely.

The Committee shall hold in-camera sessions at each meeting, during which the members of the Committee shall meet in the absence of management.

The Committee may act by unanimous written consent of its members.  A resolution approved in writing by the members of the Committee shall be valid and effective as if it had been passed at a duly called meeting.

No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present, or by a unanimous written consent.

Members shall be provided with a minimum of 48 hours' notice of meetings. The notice period may be waived by a quorum of the Committee.

3. Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

  Review this Charter annually, and recommend to the Board any necessary amendments;
  Review the Communications and Corporate Disclosure Policy annually, and recommend to the Board any necessary amendments;
  Review and recommend to the Board for approval the audited annual financial statements, with the report of the external auditor, and corresponding management's discussion and analysis prior to public dissemination and filing with securities regulatory authorities;
  Review and approve, or recommend to the Board for approval, the quarterly financial statements of the Company and corresponding management's discussion and analysis prior to public dissemination and filing with securities regulatory authorities;
  Review any other financial disclosure documents that contain material financial information about the Company requiring approval by the Board prior to public dissemination and filing with securities regulatory authorities, including, but not limited to press releases, annual reports,  annual information forms, and prospectuses;
  Review the Company's disclosure in the Management Information Circular regarding Committee's composition and responsibilities and how they are discharged; and

External Auditors

  Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company;
  Make recommendations to the Board with respect to the compensation of the external auditor,  assess whether fees and any other compensation to be paid to the external auditor for audit or non-audit services are appropriate to enable an audit to be conducted and to maintain the independence of the external auditor;
  Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company;
  Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;
  Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors;

  Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval;
  At each year-end audit meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;
  Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
  Review with management and the external auditors the audit plan for the year-end financial statements;
  Review with management and the external auditor any correspondence with securities regulators or other regulatory or government agencies which raise material issues regarding the Company's financial reporting or accounting policies.
  Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
    the aggregate amount of all such non-audit services provided to the Company constitutes not more than ten percent of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
    such services were not recognized by the Company at the time of the engagement to be non-audit services; and
    such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

The CFO of the Company shall maintain a record of non-audit services approved by the Audit Committee for each financial year, and shall provide a report to the Audit Committee no less frequently than on a quarterly basis.

Financial Reporting Processes

  In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external;
  Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting;

  Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management;
  Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;

  Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit,

including any restrictions on the scope of work or access to required information;

  Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements. Where there are significant unsettled issues, the Committee shall ensure that there is an agreed course of action for the resolution of such matters;

  Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;
  Solicit and review complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;
  Review certification process;
  Allow for the solicitation of confidential and/or anonymous submissions by employees of the Company of concerns regarding questionable accounting or auditing matters; and

  Review any related-party transactions.

Ethical and Legal Compliance and Risk Management

  Satisfy itself as to the integrity of the CEO and other senior management and that the CEO and other senior management strive to create a culture of integrity throughout the Company;
  Review the adequacy, appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to insurance, accounting, information services and systems, financial controls and management reporting;  and
  In conjunction with any other committee designated by the Board from time to time, review major financial, audit and accounting related risks and the policies, guidelines and mechanisms that management has put in place to govern the process of monitoring, controlling and reporting such risks.

Anti-Bribery and Anti-Corruption

  discuss the principal anti-bribery and anti-corruption risks in the Company's business activities and provide oversight of appropriate systems to manage such risk as applicable to the Company;
  as applicable, to review and monitor the anti- bribery and anti-corruption policies and activities of the Company on behalf of the Board to ensure compliance with applicable laws, legislation and policies as they relate to anti- corruption and anti-bribery issues;

in the event of the occurrence of a corruption or bribery incident, receive and review, without delay, a report from management detailing the nature of the incident. Such report is to be made to the Committee in its entirety, and the Committee will immediately inform the Board at large, which will review the incident and to determine the Company's disclosure obligations if any.

4. Authority

The Committee has the authority to:

  Form and delegate all or a portion of its duties and authority to subcommittees or individuals when appropriate;

  The Committee has the authority to communicate directly with officers and employees of the Company, its auditors, legal counsel and to such information respecting the Company as it considers necessary or advisable in order to perform its duties and responsibilities.    This extends to the requiring the external auditor to report directly to the Committee.
  The Committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the Committee will set the compensation for such advisors.
  The Committee shall be provided appropriate funding from the Company, as determined by the Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company, to any advisors employed by the Committee, and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall also have such other powers and duties as delegated to it by the Board.

5. Accountability

The Committee Chair has the responsibility to report to the Board, as requested, on accounting and financial matters relative to the Company.

The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.